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                                                                    Exhibit 99.4
                            Highfields Capital I LP
                             200 Clarendon Street
                               Boston, MA 02117


March 1, 1999


Ms. Brenda Hart
Chief Securities/Finance Counsel
Reynolds Metals Company
6601 West Broad Street
Richmond, VA 23230


Dear Ms. Hart:

Thank you for your letter of February 25. Please be advised that our proposal was purposefully submitted in a manner whereby Rule 14a-8 of the Securities Exchange Act of 1934 would not be applicable. Rather, we complied with the requirements of Section 4 of Article II of Reynolds' By-Laws for providing written notice of business to be brought before the 1999 Annual Meeting. You will recall that the deadline in Reynolds' 1998 proxy for the delivery of such notice was February 19, 1999 and our written proposal was delivered several days prior to that date.

We have complied with the requirements of Section 4 of Article II and intend on presenting our proposal at the 1999 Annual Meeting. Furthermore, we believe that the anti-fraud provisions of the 1934 Act require Reynolds to disclose in its proxy statement the existence of our proposal and all material information concerning our proposal. In this regard, Mr. Sheehan has already represented to my partner, Mr. Grubman, that our proposal would be included in the 1999 proxy, albeit not in the form presented in our written notice.

Therefore we believe that answers to your questions in items 1. and 2. of your February 25 letter are not necessary since that information bears no relevance to the validity of our proposal. We would appreciate it if you would confirm Mr. Sheehan's representations that our proposal will be considered at the 1999 Annual Meeting and that disclosure of our proposal will be contained in Reynolds' forthcoming proxy statement.


Sincerely,

/s/  Kenneth H. Colburn
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Kenneth H. Colburn
Chief Operating Officer, Highfields Capital Management LP